Exhibit 99.1

Fenbo Holdings Ltd

Registered Company No 394572

(the Company)

NOTICE OF A MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

Notice is hereby given that a meeting (the Class A Meeting) of the holders of class A ordinary shares of a par value of US$0.0001 each (the Class A Ordinary Shares) of Fenbo Holdings Limited, a Cayman Islands exempted company with limited liability (the Company) will be held at Unit J, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong on July 31, 2026 at 10:00 a.m. (local time) for the purpose of, considering and, if thought fit, passing the following proposals of the Company:

Proposal 1 of the Class A Meeting: Increase of the Voting Rights of Class B Ordinary Shares:

By a special resolution of the holders of the Class A Ordinary Shares to approve that: with immediate effect, the voting rights attached to each class B ordinary share of a par value of US$0. 0001 each (the Class B Ordinary Shares) of the Company be increased from twenty (20) votes to two hundred (200) votes on all matters subject to vote at the meeting of the holders of class B ordinary shares and the general meetings of the Company.

Proposal 2 of the Class A Meeting: Adoption of Amended and Restated Memorandum and Articles of Association

By a special resolution of the holders of the Class A Ordinary Shares to approve that: with immediate effect, the Company adopt the amended and restated memorandum and articles of association (the ARM&A) in its entirety and in substitution for and to the exclusion of the currently effective memorandum and articles of association, the form of which is attached to this notice and the accompany proxy statement as Appendix 1 subject to vote at the meeting of the holders of class B ordinary shares and the general meetings of the Company.

All holders of the Class A Ordinary Shares of the Company at the close of business on June 30, 2026 (the Record Date) are entitled to receive notice of, attend and vote on the matters to be acted on at the Class A Meeting and any adjourned or postponed meeting thereof.

NOTICE OF A MEETING OF THE HOLDERS OF CLASS B ORDINARY SHARES

Notice is hereby given that a meeting (the Class B Meeting) of the holders of class B ordinary shares of a par value of US$0.0001 each (the Class B Ordinary Shares) of Fenbo Holdings Limited, a Cayman Islands exempted company with limited liability (the Company) will be held at Unit J, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong on July 21, 2026 at 10:30 a.m. (local time) (or shortly after the conclusion or adjournment of the meeting of the holders of the Class A Ordinary Shares, which will be convened on the same day) for the purpose of, considering and, if thought fit, passing the following proposals of the Company:

Proposal 1 of the Class B Meeting: Increase of the Voting Rights of Class B Ordinary Shares:

By a special resolution of the holders of the Class B Ordinary Shares to approve that: with immediate effect, the voting rights attached to each Class B Ordinary Share be increased from twenty (20) votes to two hundred (200) votes on all matters subject to vote at the meeting of the holders of class A ordinary shares and the general meetings of the Company.

Proposal 2 of the Class B Meeting: Adoption of Amended and Restated Memorandum and Articles of Association

By a special resolution of the holders of the Class B Ordinary Shares to approve that: with immediate effect, the Company adopt the amended and restated memorandum and articles of association (the ARM&A) in its entirety and in substitution for and to the exclusion of the currently effective memorandum and articles of association, the form of which is attached to this notice and the accompany proxy statement as Appendix 1 subject to vote at the meeting of the holders of class A ordinary shares and the general meetings of the Company.

All holders of the Class B Ordinary Shares of the Company at the close of business on June 30, 2026 (the Record Date) are entitled to receive notice of, attend and vote on the matters to be acted on at the Class B Meeting and any adjourned or postponed meeting thereof.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the extraordinary general meeting (the Meeting) of Fenbo Holdings Limited, a Cayman Islands exempted company with limited liability (the Company) will be held at Unit J, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong on July 31, 2026 at 11:00 a.m. (local time) (or shortly after the conclusion or adjournment of the meeting of the holders of the Class A Ordinary Shares and the meeting of the holders of the Class B Ordinary Shares, both of which will be convened on the same day) for the purpose of, considering and, if thought fit, passing the following proposals of the Company:

Proposal 1 – INCREASE OF THE VOTING RIGHTS OF CLASS B ORDINARY SHARES

“RESOLVED, as a special resolution that, subject to approval by the holders of Class A Ordinary Shares of the Proposal 1 of the Class A Meeting and the holders of Class B Ordinary Shares of the Proposal 1 of the Class B Meeting, to approve the increase of the voting rights attached to each Class B Ordinary Share from twenty (20) votes to two hundred (200) votes on all matters subject to vote at general meetings of the Company, with immediate effect.”

Proposal 2 – ADOPTION OF AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION PROPOSAL

“RESOLVED, as a special resolution that, subject to approval by the holders of Class A Ordinary Shares of the Proposal 2 of the Class A Meeting and the holders of Class B Ordinary Shares of the Proposal 2 of the Class B Meeting, the Company adopt the amended and restated memorandum and articles of association (the ARM&A) in its entirety and in substitution for and to the exclusion of the currently effective memorandum and articles of association, the form of which is attached to this notice and the accompany proxy statement as Appendix 1, with immediate effect.”

All shareholders of the Company at the close of business on June 30, 2026 (the Record Date) are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

By Order of the Board of Directors,
Sincerely,

Huang Hongwu
Chief Executive Officer, Chairman and Executive Director
Dated July 2, 2026

Proxies

A member entitled to attend and vote at the meeting may appoint a proxy.

A blank proxy form is attached. Please consider carefully the conditions attaching to appointment of a proxy.

A proxy form in hard copy must be delivered to VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598 (Attention to: Proxy Team).

A proxy form in electronic copy must be delivered to vote@vstocktransfer.com

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

1	If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

2	If you are a member entitled to attend and vote at this meeting of the Company, you may appoint a proxy to vote on your behalf. Only registered shareholders whose names are on the register of members of the Company as at the close of business on June 30, 2026, being the Record Date, are entitled to attend and vote at the meeting of the Company.

3	A proxy need not be a member of the Company.

If you complete a proxy form, can you still attend and vote at the meeting?

4	Completion of the proxy form does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes.

Multiple proxies

5	If you are a member entitled to cast two or more votes at the meeting, you may appoint two proxies and may specify the proportion of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy is deemed to exercise half of your votes.

Joint shareholders

6	In the case of jointly held shares, if more than one joint holder purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the register of members (the first-named being the most senior).

How to appoint a proxy

7	If you are an eligible member and a natural person, the appointment of your proxy must be in writing and signed by you or your authorised attorney.

8	If you are an eligible member and a corporation, the appointment of your proxy must be in writing and executed in any of the following ways: (i) under the corporation’s common seal or (ii) not under the corporation’s common seal but otherwise in accordance with its articles of association.

Delivery of proxy form to Company

9	For an appointment of a proxy to be effective, the following documents must be received by the Company before the time for the holding of the meeting or adjourned meeting at which the proxy proposes to vote:

(a)	The proxy form;

(b)	If the proxy form is executed by a corporation otherwise than under its common seal - an extract of its articles that evidences that it may be duly executed in that way; and

(c)	If the proxy form is signed by your attorney — the authority under which it was signed or a certified copy of the authority.

10	Those documents may be delivered in either of the following ways:

(a)	In the case of hard-copy documents - they must be left at or sent by post to the Company’s registered office or the other place, if any, specified by the Company for the purpose of the meeting.

(b)	In the case of documents comprised in an electronic record - they must be sent to an address specified by the Company for the purpose of receiving electronic records.

11	If a poll is to take place within 24 hours after it has been demanded then, in addition to the ways specified in the preceding paragraph, the documents may be delivered to the chairperson or to the Company secretary or to any director at the meeting at which the poll was demanded.

Appendix 1

Amended and Restated Memorandum and Articles of Association [Note to Draft: Cayman Counsel to provide. ]